Bachoco Update Case under the Mexico's Federal Commission of Economic Competition

CELAYA, Mexico, Jan. 29, 2013 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry and other food products, announced today:

The Company received a notification from Mexico's Federal Commission of Economic Competition ("CFC") where, the CFC stated that Bachoco contributed with local producers and distributors to fix prices in the State of Quintana Roo (specifically in Benito Juarez city). The CFC announced a fine to Bachoco for approximately USD$120,000.

This notification is a new one from the one received on November 14, 2012. It is made under the same basis, but pointing different locations, both in the southeast of Mexico. As the Company stated in its previous release, it does not agree with this resolution and will defend itself according to the provisions of Mexican law, to assert its rights as a company that contributes to the development of the country and to a free market.

Bachoco is a well recognized company, it has been present in the Mexican market for more than 60 years, always conducted within the framework of the law, and acting with best marketing and corporate practices.

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public Company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated Company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine productive complexes and 64 distribution centers in Mexico, and a productive complex in the United States. Currently the Company employs more than 25,000 people. In 2011, the Company reported net sales of Ps. 27.7 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco